

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via Facsimile
Thomas E. Powell
Senior Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

> **Re: Teleflex Incorporated**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the quarterly period ended July 1, 2012**
> **Filed July 31, 2012**
> **File No. 001-05353**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Estimates, page 46

Accounting for Allowance for Doubtful Accounts, page 46

1.   We note that as a result of providing extended or delayed payment plans in Europe, your receivables to customers in those countries increased during the ended December 31, 2011. Additionally, we note your disclosure that you are engaging in a more robust risk assessment for these customers. Please revise future filings to summarize the additional

procedures you are undertaking to evaluate the risks and collectability of these receivables.

Form 10-Q for the quarterly period ended July 1, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Change in Reporting Segments and Business Unit Structure, page 36

2.   We note that a result of the change in your North American reporting units you recognized a goodwill impairment charge of $332 million during the first quarter of 2012. Please revise future filings to expand your MD&A to discuss whether your reorganization and related impairment charges affected your expectations regarding your future operating results and liquidity. Please also discuss the primary underlying factors that resulted in the goodwill impairment charges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please call Martin James, Senior Assistant Chief Account at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief